Exhibit 99.1

Arco Platform Limited Announces Management and

Board of Director Changes

São Paulo, Brazil, August 24, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces today the following management and board changes, effective immediately:

•	Mr. Stelleo Tolda, Chief Operating Officer of MercadoLibre Inc., has been appointed as an independent Director;

•	Mr. Martin Escobari remains on the board as an independent Director;

•	Mr. David Peixoto dos Santos will be transitioning from his position as Chief Financial Officer and has been appointed as a Director; and

•	Mr. Alberto Menache has resigned as Director and member of the audit committee.

Ari de Sá Cavalcante Neto, Arco’s founder and Chief Executive Officer, said, “I would like to thank David for his commitment to fulfilling Arco’s mission over the years. I am pleased that Arco will continue to benefit from his experience in M&A, capital markets and business development as a Director. David will remain as Chief Financial Officer until his replacement is appointed to ensure a smooth transition. Afterwards, David will pursue a new endeavor as founder and CEO of a start-up company in which Arco will hold a minority interest. The new start-up company will provide financial services to students, families and educational institutions.”

Ari de Sá Cavalcante Neto further said, “We are also pleased to welcome Stelleo as new independent Director. He joins Arco at an important time as we continue to transform the way students in Brazil learn by delivering high quality education at scale through technology to private schools.”

Mr. Stelleo Tolda is Chief Operating Officer of MercadoLibre Inc. since April 1, 2009. Prior to this appointment, he served as a senior vice president and as country manager of Brazil since 1999. In that role, he guided MercadoLibre to its current position as the leading e-commerce marketplace in Brazil. Before joining MercadoLibre, Mr. Tolda worked at Lehman Brothers Inc. in the United States in 1999, and at Banco Pactual and Banco Icatu in Brazil, from 1996 to 1997 and 1994 to 1996, respectively. He holds a master’s in business administration from Stanford University, and a master’s degree and bachelor’s degree in mechanical engineering, also from Stanford.

The Board of Directors thanks Mr. Menache for his service to Arco and wish him well in his future endeavors.

About Arco

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Arco’s Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Arco does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Investor Relations Contact

Arco Platform Limited
IR@arcoeducacao.com.br

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